Hugh West Branch Chief Securities and Exchange Commission Washington D.C. 20549 USA 4 August 2009	Barclays PLC One Churchill Place London E14 5HP

Dear Mr West,

Barclays PLC and Barclays Bank PLC

Form 20-F for the Fiscal Year Ended December 31, 2008

Form 6-K filed February 9, 2009

File No. 0-10257, 1-09246

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission, dated 12 June 2009, concerning the Annual Report on Form 20-F for the fiscal year ended 31 December 2008 (the “Form 20-F”) of Barclays PLC and Barclays Bank PLC (collectively, “Barclays”) and the Preliminary Results Announcement (the “Form 6-K”).

To facilitate the Staff’s review, Barclays has included in its responses the captions and numbered comments in bold text and has provided Barclays’ responses immediately following each numbered comment.

In some of the responses, in light of the Staff’s views, Barclays may propose providing disclosures in our Annual Report on Form 20-F for 2009 that may differ from or supplement the corresponding disclosure in the Form 20-F. Barclays continues to believe its prior filings are in compliance with applicable disclosure rules and regulations promulgated by International Financial Reporting Standards and the Commission. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

We acknowledge that:

•	Barclays is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Barclays may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Our responses to your comments are set out in the appendices to this letter.

Yours sincerely,
/s/ C.G. Lucas

C.G. Lucas
Group Finance Director

Cc	Dave Irving
(Securities and Exchange Commission)

George H White
John O’Connor
(Sullivan & Cromwell LLP)

Phil Rivett
(PricewaterhouseCoopers LLP)

Form 6-K filed February 9, 2009

Capital and Performance Management, page 72

1.

We note your presentation of “Risk weighted assets” and “Risk asset ratio.” Please tell us how you considered Regulation G and item 10(e) of Regulation S-K for these financial metrics, specifically addressing if they are required or expressly permitted by IFRS, IASB, or regulatory requirements. Please advise or revise your future filings, as necessary, to provide the required disclosures of the aforementioned literature.

In considering the requirements of Regulation G and Item 10(e), we concluded it was appropriate to include the metrics “Risk weighted assets” and “Risk asset ratio” because the concepts are included in the Basel Capital Accord (Basel II) and therefore we do not believe they would constitute “non-GAAP financial measures” under Regulation G and Item 10(e) of Regulation S-K.

In the adopting release for Regulation G (SEC Rel No. 33-8176), the Staff noted that it received comments regarding the exclusion of financial measures used for regulatory purposes from the definition of “non-GAAP financial measures” and that examples of such financial measures would include measures of capital or reserves calculated for such a regulatory purpose. Furthermore, one of the comment letters noted by the Staff (American Bankers Association, December 19, 2002) in the adopting release recommended that regulatory-based measures of capital such as “total risk-based capital” should be excluded from the definition.

We believe that “Risk weighted assets” and “Risk asset ratio” are commonly used terms in the context of the banking industry and do not mislead investors, analysts or the financial markets in general, nor do they distort presentation of capital as presented in accordance with IFRS. Rather, the disclosure of metrics such as “Risk weighted assets” and “Risk asset ratio” enhances and builds on the IFRS reporting of capital because it is designed to provide more detailed and better information about capital adequacy and resources (in the context of the banking industry). As a result, we believe that the “Risk weighted assets” and “Risk asset ratio” are appropriately presented in our filings and, as a result, it should not be necessary to make revisions in future filings related to these metrics. However, although we seek to maintain consistency between our US filings and our UK published financial results, to the extent the Staff disagrees with respect to the inclusion of these metrics, we will revise future filings to remove them.

Form 20-F for the fiscal year ended December 31, 2008

Financial Statements

Notes to the accounts for the year ended 31 December 2008

14 Derivative financial instruments, page 202

2.

Concerning your involvement as a seller of credit derivatives, please tell us, and disclose the following information in future filings, for each credit derivative, or each group of similar credit derivatives:

•

discuss the nature of the credit derivative, including the approximate term of the credit derivative, the reason(s) for entering into the credit derivative, the events or circumstances that would require you to perform under the credit derivative, and the current status of the payment/performance risk of the credit derivative;

•

quantify the maximum potential amount of future payments (undiscounted) you could be required to make under the credit derivative, even if the likelihood of having to make any payments under the credit derivative is remote. That maximum potential amount of future payments shall not be reduced by the effect of any amounts that may possibly be recovered under recourse or collateralization provisions in the credit derivative (which are addressed below);
•	quantify the notional and fair value of the credit derivative as of the date of the statement of financial position; and
•

disclose the nature of (1) any recourse provisions that would enable the seller to recover from third parties any of the amounts paid under the credit derivative and (2) any assets held either as collateral or by third parties that, upon the occurrence of any specified triggering event or condition under the credit derivative, the seller can obtain and liquidate to recover all or a portion of the amounts paid under the credit derivative. Please indicate, if estimable, the approximate extent to which the proceeds from liquidation of those assets would be expected to cover the maximum potential amount of future payments under the credit derivative.

Nature of the credit derivatives:

The Group’s principal credit derivative-related contracts include credit default swaps and total return swaps. A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection. A credit default swap is a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency. A total return swap is an instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer in return receives a predetermined amount. The current status of the payment/performance risk of these credit derivative contracts is reflected in the calculation of fair value.

The Group enters into both buying and selling of protection in return for predetermined premium payments for a variety of different reasons, including market making, to meet client demands, and to mitigate counterparty risk in relation to both its derivative and traditional commercial lending business.

Nature of any recourse provisions:

The table below details a summary of positions where the Group has sold protection. In the case of a credit event the Group would not pay full notional amount but only a percentage of the notional as this payment is dependent on the recovery value of the underlying reference obligation. Settlement of a credit event will either be through net cash settlement of the position with the buyer of the protection, or payment of the full face value of the contract and receipt of the underlying referenced obligation which the Group may liquidate to offset amounts paid to the buyer. The Group manages its net credit risk on sold protection contracts by purchasing protection on related reference positions and on standardised market indices. Risk management of these credit derivative positions takes into consideration, the underlying credit quality (probability of default) of the reference obligation, any recovery value of the reference obligation, and also any other economic hedges. Upon a credit event, we will either cash settle the position with the buyer of protection or deliver the underlying reference obligation, which in some cases we may already hold. All of the aforementioned factors, and not just the outstanding notional, are used in the risk management process.

	Maximum Potential Amount of Future Payments

	0-5 years	5-10 years	10 years or greater	Total -Notional written credit derivatives	Written credit derivatives at fair value
As at 30.06.09	£m	£m	£m	£m	£m
Swaps	657,313	221,185	5,286	883,784	(51,112)
Total	657,313	221,185	5,286	883,784	(51,112)

	Maximum Potential Amount of Future Payments

	0-5 years	5-10 years	10 years or greater	Total – Notional written credit derivatives	Written credit derivatives at fair value
As at 31.12.08	£m	£m	£m	£m	£m
Swaps	725,202	237,103	7,977	970,282	(105,466)
Total	725,202	237,103	7,977	970,282	(105,466)

We note that the request for information derives from the requirements of FSP 133-1 and FIN 45-4 Disclosures about Credit Derivatives and Certain Guarantees which are US GAAP requirements. We aim to maintain consistency between our 20-F filing and the annual report which is provided to shareholders under UK law. The annual report includes all disclosures required by IFRS 7 ‘Financial Instruments: Disclosures’ including those relating to the nature and extent of risks arising from financial instruments. Historically, we have not considered credit derivatives sufficiently material to warrant additional disclosure separate from the disclosures provided under IFRS 7. However, in keeping with our policy of continually reviewing disclosures to ensure they address areas subject to material risks, we will keep this matter under consideration and if the materiality of the risk changes, we will incorporate an appropriate additional disclosure in the future.

47 Credit Risk

Debt Securities, page 262

3.	We note you had £3,014m of debt securities with below investment grade credit quality ratings as December 31, 2008. For these specific debt securities, please tell us the following:

•	the fair value, gross unrealized holding gains, gross unrealized holding losses and net carrying amount;
•	if applicable, for gross unrealized holding losses, break out the gross unrealized amount less than 12 months in an unrealized loss position and 12 months or longer in an unrealized loss position;
•	if you took impairment on any debt securities during the periods presented; and
•	if any debt securities were considered to be impaired at December 31, 2008 in which no impairment was taken.

Debt securities with below investment grade credit ratings as at 31 December 2008

		Under 12 months		Over 12 months
	Gross Value £m	Gross unrealised losses £m	Gross unrealised gains £m	Gross unrealised losses £m	Gross unrealised gains £m	Total carrying value/fair value £m	Impairment loss recognised in p&l 2008 £m
ABS/MBS	806	(514)	-	-	-	292	(229)
Convertible preference shares	203	(77)	2	-	-	128	-
Corporates and other issuers	347	(176)	6	-	-	177	(90)
Private equity investments	96	(1)	-	-	-	95	-
Other debt securities	2,313	(7)	15	(8)	9	2,322	-
Total	3,765	(775)	23	(8)	9	3,014	(319)

The debt securities have unrealised losses of £783m of which £319m has been recognised as impairment in 2008. Impairment of £229m has been recognised on asset and mortgage backed securities where the underlying represented Sub-Prime and Alt-A exposure.

Additionally £90m of impairment has been recognised against Corporate and Other Issuers representing specific companies that have defaulted during 2008. The remaining unrealised losses were not considered to result from impairment due to the continuing performance of the underlying bonds and therefore there were no debt securities considered to be impaired at 31 December 2008 in respect of which no impairment was recognised.